Santiago, May 10, 2024
Solange Berstein Jáuregui
President
Financial Markets Commission
Present

Communication of material fact

Mrs. President

In accordance with the provisions of articles 9 and 10 of Law No. 18,045, and the provisions of chapter 18-10 of the Updated Compilation of Standards of the Financial Market Commission, Banco Santander-Chile hereby informs that the Commission for the Financial Market, by Exempt Resolution number 4042 dated May 3, 2024, fined Banco Santander-Chile in the amount of 756.06 UF, for violations of art. 28 of Law 14,908 on Family Abandonment and Payment of Alimony.

Banco Santander-Chile complies with making this situation known to the market, in compliance with the information duties that assist it.

Sincerely,

    Román Blanco Reinosa
    Chief Executive Officer